# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc.,, 156 West 56th Street 3rd Floor,, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- BROADWOOD PARTNERS, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 13,519,491; sole dispositive power 25,900; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,545,391 (27.4% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 38 to the Schedule 13D ("Amendment No. 38"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 38 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On September 24, 2025, the Reporting Persons filed a definitive proxy statement (the "Definitive Proxy Statement") and accompanying GREEN Proxy Card with the SEC to solicit proxies for the purpose of voting "AGAINST" the Proposed Merger in connection with the Merger Agreement at the Special Meeting. At the Special Meeting, the Reporting Persons will oppose stockholder approval of the (i) Merger Agreement Proposal and (ii) Compensation Proposal. Details of the Merger Agreement Proposal, including information about the Reporting Persons reasons for opposing the Proposed Merger, can be found in the Definitive Proxy Statement, which is available at no charge on the SEC's website at http://www.sec.gov.

Also on September 24, 2025, the Reporting Persons issued a press release, containing a letter to stockholders of the Issuer (the "September 24 Letter"). In the September 24 Letter, the Reporting Persons announced the launch of their campaign website, www.LetSTAARShine.com, and stated that, in their view, the Proposed Merger is a suboptimal transaction because it was (i) agreed to at an inopportune time, (ii) the result of a flawed process and (iii) influenced by a conflicted Board and management team.

The foregoing description of the September 24 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the September 24 Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons are asking stockholders to vote on their GREEN Proxy Card "AGAINST" the Merger Agreement Proposal and "AGAINST" the Compensation Proposal.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

99.1 September 24 Letter.

## Signatures
- BROADWOOD PARTNERS, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher, President of Broadwood Capital, Inc. (09/26/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (09/26/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (09/26/2025)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (09/26/2025)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (09/26/2025)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (09/26/2025)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (09/26/2025)